UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2019
Commission File Number: 000-55607
First Mining Gold Corp.
(Translation of registrant's name into English)
Suite 1800, 925 West Georgia Street, Vancouver, B.C., V6C3L2
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

EXPLANATORY NOTE

This amendment to the Report on Form 6-K of First Mining Gold Corp. previously filed on the date hereof, is being filed in order to incorporate certain documents filed as part of the original Report on Form 6-K into the Registration Statement on Form F-10 of First Mining Gold Corp. (File No. 333-231801). Except as set forth herein, there are no other changes to the original Report on Form 6-K.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of First Mining Gold Corp. (File No. 333-231801).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1*	Condensed Interim Consolidated Financial Statements for the period ended June 30, 2019

99.2*	Management’s Discussion and Analysis for the period ended June 30, 2019

99.3*	Form 52-109F2 – Certification of Interim Filings – CEO

99.4*	Form 52-109F2 – Certification of Interim Filings – CFO

*	Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
First Mining Gold Corp.
(Registrant)

Date: August 9, 2019	/s/ Samir Patel
Samir Patel
General Counsel and Corporate Secretary